FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, in connection with the resignation of Mr. Francisco Aristeguieta Silva as a member of the Audit Committee and the appointment as a member of same Audit Committee of Mr. Fernando Concha Ureta.

Santiago, November 5, 2012

Mr.

Raphael Bergoeing Vela

Superintendent of Banks and

Financial Institutions

Mr. Superintendent:

Pursuant to section 10 of chapter 1-15 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you that in Banco de Chile Board Meeting N° BCH 2.764, held on October 25, 2012, the Vice-President Mr. Francisco Aristeguieta Silva resigned as a member of the Audit Committee, being appointed as his successor the Director Mr. Fernando Concha Ureta, who assumed said position at meeting N° 158 of aforesaid Committee, held on October 26, 2012.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012.

Banco de Chile

/s/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO